Exhibit 99.1

Tiger Media Reports Unaudited Financial Results for the First

Nine Months of 2012

Shanghai, China, December 28, 2012 — Tiger Media, Inc. (“Tiger Media”) (NYSE MKT: IDI, IDI.WS), formerly known as SearchMedia Holdings Limited, one of China’s leading nationwide multi-platform media companies, today reported unaudited financial results for the nine months ended September 30, 2012.

Financial Highlights for the Nine Months ended September 30, 2012

•	Revenue decreased 40% year-on-year from $45.5 million to $27.3 million.
•	Operating profit increased from $2.2 million to $7.2 million year-on-year.
•	Net profit increased from $1.1 million to $6.0 million year-on-year mainly attributable to one time gain on disposal of subsidiaries and gain from extinguishment of acquisition consideration.
•	Acquisition consideration payable reduced from $23.2 million at year end 2011 to $5.7 million at September 30, 2012.
•	The Company closed on two private placements pursuant to which the Company sold an aggregate of 7.0 million shares of the Company’s common stock at a price of $1.00 per share.
•	The Company’s Convertible Note Holders converted $3.1 million in convertible notes into common shares at a price of $1.00 per share.
•

After giving effect to the approximately $2.1 million of proceeds received from the warrant price reduction and exchange completed on December 26, 2012, shareholders’ equity would be $5.6 million and cash would increase to $9.4 million.

Unaudited Financial Results for the Nine Months ended September 30, 2012

Revenue decreased 40% to $27.3 million in the first nine months of 2012 from $45.5 million for the same period last year primarily due to the divestiture of Zhejiang Continental, Shenyang Jingli and Qingdao Kaixiang, the streamlining of Ad-Icon Shanghai’s non-profitable elevator business and the termination of our VIE structure.

Gross profit decreased year-on-year from $10.6 million in the same period last year to $3.1 million as a result of a decrease in revenue during the period, divestiture of Shenyang Jingli, Zhejiang Continental, Qingdao Kaixiang, and streamlining of the Ad-Icon Shanghai elevator business while still incurring contracted advertising space lease costs. Gross margin decreased to 11.4% from 23.3% in the same period last year due to higher concession costs, higher network expansion cost, higher percentage of agency business in advertising revenue, and recent subsidiaries separation and elevator business streamlining.

Total operating expenses (excluding divestment related gain) for the first nine months of 2012 were $7.1 million compared to $8.4 million for the prior year period as a result of business streamlining and management’s continued efforts to control costs. Sales and marketing expenses decreased 47% to $2.0 million from $3.8 million in the prior year period, primarily reflecting a proportional decrease in sales commissions as a result of lower revenue. General and administrative expenses increased 10% to $5.0 million from $4.6 million in the prior year period, reflecting an increase in agency expenses. Operating profit was $7.2 million compared to $2.2 million due to the $11.1 million gain on disposal of subsidiaries and extinguishment of certain acquisition consideration payable. Net profit for the first nine months of 2012 was $6.0 million compared to $1.1 million in the prior year period due to a gain on the disposal of subsidiaries and the extinguishment of certain acquisition consideration payable.

Adjusted net loss for the first nine months of 2012 was $3.8 million compared with net profit of $1.2 million after excluding non-cash items such as the gain from the extinguishment of acquisition consideration payable of $3.0 million, the gain on disposal of subsidiaries of $8.1 million, the loss on abandonment of lease of $0.5 million, the loss on disposal of fixed assets of $0.4 million, and share based compensation of $0.4 million. Please refer to the non-GAAP reconciliation table provided at the end of the release for a period-over-period comparison of non-cash adjustments.

Earnout liabilities as of September 30, 2012 totaled $5.7 million down from $23.2 million at December 31, 2011. Additional reduction of the earnout liability is expected in fourth quarter of 2012. For the nine months ended September 30, 2012, the Company had a weighted average number of basic and diluted shares outstanding of 20.3 million shares. After giving effect to the approximate 1.7 million shares to be issued as a result of the December 2012 warrant exercise, the Company will have basic and diluted shares outstanding of approximately 30.1 million shares.

During the 2012 third quarter, the Company closed on two private placements with certain accredited investors pursuant to which the Company sold an aggregate of 7.0 million shares of the Company’s common stock at a price of $1.00 per share. Additionally during the 2012 third quarter, all of the Company’s investors from its February 2012 Convertible Note Offering agreed to convert their Convertible Notes (including accrued interest) into common shares at $1.00 per share.

As part of the Company’s initiative to divest non-performing businesses and based on a study of the performance and projections of Wuxi Ruizhong Advertising Co. Ltd. (“Wuxi Ruizhong”), the Company agreed to divest Wuxi Ruizhong back to its previous owners and eliminate the related earnout liability of $0.3 million, other liabilities of $0.3 million and income tax payable of $0.7 million. In connection with this divestment, the Wuxi founders returned to the Company for cancelation the 132,272 shares previously issued to them for settlement of the Company’s earnout obligations. As of November 30, 2012, Wuxi Ruizhong’s operating results will no longer form part of the Company’s consolidated financial statements. The Company believes that the cost savings from not carrying out the remaining earnout obligations pursuant to the acquisition agreement for Wuxi Ruizhong frees up the Company’s resources for use in other more promising opportunities.

Peter W.H. Tan, Chief Executive Officer of Tiger Media remarked, “The results of the nine months of 2012 shows a trend of decreased revenue for the Company as we focus on improving the margins and the bottom line and continue to streamline our business by closing unprofitable offices and divesting certain subsidiaries and eliminating the underlying earnout liability in order to pursue more accretive concession opportunities. These actions however, resulted in reduced performance in the first nine month of 2012. Going forward, we believe that we will create significant shareholder value through strategic, long term proprietary concessions with prominent partners. We have additional potential concessions and acquisition opportunities in our pipeline and we expect additional announcements shortly.

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. Tiger Media operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. Tiger Media’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.cn.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,”

“believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether the costs savings from the remaining earnout obligations of Wuxi will free up more Company resources for more promising opportunities; whether we will create significant shareholder value through large, long term proprietary concessions with prominent partners; whether the additional concessions in our pipeline will come to fruition and be beneficial; whether the additional concessions will allow the Company to become a larger and more profitable company resulting in improved cash flow and cost savings; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 0118613918844646

ir@searchmediaholdings.com

Tiger Media, Inc.

Condensed Statements Of Operations

In USD’000

	For Nine Months Ended September 30
	2012	2011
	Unaudited	Unaudited

Advertising service revenues	$27,283	$45,530
Cost of revenues	(24,181)	(34,938)

Gross profit	3,102	10,592

Sales and marketing expenses	(2,025)	(3,793)
General and administrative expenses	(5,028)	(4,576)
Gain on disposal of subsidiaries	8,087	—
Gain from extinguishment of acquisition consideration payable	3,025	—

Profit from operations	7,161	2,223

Interest income	(145)	12

Non-operating income	77	67

Loss on abandonment of lease	(522)	—

Loss on disposals of fixed assets	(376)	—

Foreign currency exchange loss, net	1	(4)

Profit before tax	6,196	2,298

Income tax expense	(200)	(1,233)

Net profit after tax	5,996	1,065
Minority interest	1	—

Profit attributable to shareholders	$5,997	$1,065

Tiger Media, Inc.

Condensed Balance Sheets

In USD’000

	September 30,	December 31,
	2012	2011
	Unaudited	Audited

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,277	$4,630
Restricted bank deposit	71	1
Accounts receivable, net	9,850	15,822
Other current assets	9,022	12,406

Total current assets	26,220	32,859
NON-CURRENT ASSETS
Property and equipment, net	107	633
Deposits for PPE	—	31
Goodwill	13,560	16,926

Total assets	$39,887	$50,449

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$13,137	$14,167
Short-term borrowings	—	—
Acquisition consideration payable	5,681	23,238
Income taxes payable	9,371	9,524
Other current liabilities	7,225	16,973

Total current liabilities	35,414	63,902

Total liabilities	$35,414	$63,902

Minority interest	979	—

SHAREHOLDERS’ EQUITY
Common Shares—$0.0001 par value 1,000,000,000 shares authorized, 28,479,264 shares issued and outstanding	$3	$2

Additional paid-in capital	134,297	123,288

Accumulated other comprehensive loss	(1,131)	(1,071)

Accumulated deficit	(129,675)	(135,672)

Total shareholders’ equity	3,494	(13,453)

Total liabilities and shareholders’ equity	$39,887	$50,449

Tiger Media, Inc.

Condensed Statements Of Cash Flows

In USD’000

	For Nine Months Ended September 30,
	2012	2011
	Unaudited	Unaudited

Net cash provided by / (used in) operating activities	$(4,813)	$1,296
Net cash used in investing activities	(1,475)	(545)
Net cash provided by financing activities	9,239	11
Foreign currency translation adjustment	(304)	(386)

Net increase / (decrease) in cash and cash equivalents	2,647	376
Cash and cash equivalents at beginning of year	4,630	7,554

Cash and cash equivalents at end of year	$7,277	$7,930

Tiger Media, Inc.
Reconciliation Of Net Income To Non-GAAP Adjusted Net Income In USD’000
	For Nine Months Ended September 30,
	2012	2011
	Unaudited	Unaudited

Net income	$5,996	$1,065
Gain on disposal of subsidiaries	(8,087)
Gain from extinguishment of acquisition consideration payable	(3,025)
Share-based compensation	408	147
Loss on abandonment of lease	522
Loss on disposals of fixed assets	376

Adjusted non-GAAP net income / (loss)	$(3,810)	$1,212